EXHIBIT 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Q1 2010	Q1 2009
Income from continuing operations	$4,877	$10,028

Additions:

Fixed charges

Interest expense	17,065	19,681

Capitalized interest	342	323

	17,407	20,004

Deductions:
Capitalized interest	(342)	(323)
Net income attributable to noncontrolling interests	(49)	(49)

Adjusted earnings	$21,893	$29,660

Fixed Charges (from above)	$17,407	$20,004

Ratio of Earnings to Fixed Charges	1.26	1.48